Exhibit 3.1

CERTIFICATE TO SET FORTH DESIGNATIONS, VOTING POWERS,

PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE

RIGHTS OF SERIES A CONVERTIBLE

PREFERRED STOCK, $.01 PAR VALUE PER SHARE

It is hereby certified that:

I. The name of the corporation is Belcher Capital Corporation (the “Corporation”), a Delaware corporation and wholly owned subsidiary of Innovative Companies, Inc. (the “Parent”)

II. The certificate of incorporation of the Corporation, authorizes the issuance of 10,000,000 shares of Preferred Stock, $.01 par value per share, and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue all of said shares in one or more Series by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

III. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it, has adopted the following resolution creating a class of Series A Convertible Preferred Stock:

RESOLVED, that a portion of the authorized shares of Preferred Stock of the Corporation shall be designated as a separate series possessing the rights and preferences set forth below:

1. Designation: Number of Shares. The designation of said series of Preferred Stock shall be Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”). The number of shares of Series A Preferred Stock shall be 10,000,000. Each share of Series A Preferred Stock shall have a stated value equal to $1 (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Stated Value”), and $.01 par value.

2. Ranking. The Series A Preferred Stock shall rank (i) prior to the Corporation’s common stock, par value $.01 per share (“Common Stock”); (ii) prior to any class or series of capital stock of the Corporation hereafter created (unless where such class or series of capital stock specifically, by its terms, ranks senior to or Pari Passu with the Series A Preferred Stock); (iii) on a parity with any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series A Preferred Stock (“Pari Passu Securities”); and (iv) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock (“Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

3. Dividends.

(a) The Holders of outstanding shares of Series A Preferred Stock shall be entitled to receive preferential dividends in cash out of any funds of the Parent before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any Common Stock, or other class of stock presently authorized or to be authorized (the Common Stock, and such other stock being hereinafter collectively the “Junior Stock”) at six percent (6%) simple interest per annum on the Stated Value per share of Series A Preferred Stock then outstanding (as adjusted pursuant to Section 4 below) (the “Monthly Dividend Amount”). The Parent shall make such payments of the Monthly Dividend Amount commencing March 1, 2004 and on the first business day of each consecutive calendar month thereafter. Dividend payments may be made in cash at the rate of 101% of the Monthly Dividend Amount, or in fully paid and non assessable registered, freely tradeable shares of the Parent’s Common Stock at the Conversion Price (as defined herein) then in effect, and as long as the Conversion Price is below the Market Price the issuance of such shares shall constitute full payment of such dividend.

(b) The dividends on the Series A Preferred Stock at the rates provided above shall be cumulative whether or not earned so that, if at any time full cumulative dividends at the rate aforesaid on all shares of the Series A Preferred Stock then outstanding from the date from and after which dividends thereon are cumulative to the end of the monthly dividend period next preceding such time shall not have been paid or declared and set apart for payment, or if the full dividend on all such outstanding Series A Preferred Stock for the then current dividend period shall not have been paid or declared and set apart for payment, the amount of the deficiency shall be paid or declared and set apart for payment (but without interest thereon) before any sum shall be set apart for or applied by the Parent, the Corporation or a subsidiary of the Corporation to the purchase, redemption or other acquisition of the Series A Preferred Stock or Parri Passu Securities and before any dividend or other distribution shall be paid or declared and set apart for payment on any Junior Stock and before any sum shall be set aside for or applied to the purchase, redemption or other acquisition of Junior Stock.

(c) Dividends on all shares of the Series A Preferred Stock shall begin to accrue and be cumulative from and after the date of issuance thereof. A dividend period shall be deemed to commence on the day following a monthly dividend payment date herein specified and to end on the next succeeding monthly dividend payment date herein specified.

4. Liquidation Rights.

(a) Upon the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, the Holders of the Series A Preferred Stock shall be entitled to receive before any payment or distribution shall be made on the Junior Stock, out of the assets of the Corporation available for distribution to stockholders, the Stated Value per share of Series A Preferred Stock then outstanding and all accrued and unpaid dividends to and including the date of payment thereof. Upon the payment in full of all amounts due to Holders of the Series A Preferred Stock, the holders of the Common Stock of the Corporation and any other class of Junior Stock shall receive all remaining assets of the Corporation legally available for distribution. If the assets of the Corporation available for distribution to the holders of the Series A Preferred Stock shall be insufficient to permit payment in full of the amounts payable as aforesaid to the holders of Series A Preferred Stock upon such liquidation, dissolution or winding-up, whether voluntary or involuntary, then all such assets of the Corporation shall be distributed ratably among the holders of the Series A Preferred Stock.

(b) Neither the purchase nor the redemption by the Corporation of shares of any class of stock nor the merger or consolidation of the Corporation with or into any other corporation or corporations nor the sale or transfer by the Corporation of all or any part of its assets shall be deemed to be a liquidation, dissolution or winding-up of the Corporation for the purposes of this Section 4.

5. Conversion into Common Stock. If the Parent shall have filed a registration statement with the Securities Exchange Commission covering shares of the Parent’s common stock issuable to holder upon the conversion of Series A Preferred Stock, and such registration statement shall have been declared effective and remains effective, then the Series A Preferred Stock shall have the following conversion rights and obligations:

(a)(i) Subject to the further provisions of this Section 5, the Corporation shall have the right at any time commencing after the issuance of the Series A Preferred Stock to redeem any outstanding Series A Preferred Stock, in cash, by paying the holder of such shares 101% of the stated value of the Series A Preferred Stock to be redeemed, plus any accrued and unpaid dividends that have accumulated on such Series A Preferred Stock.

(a)(ii) if the average closing price of the Parent’s Common Stock on the principal market where it is traded is greater than 115% of the Conversion Price for a period of at least five (5) consecutive trading days (the “Determination Period”), then the Corporation may, at its sole option (after 4:00pm on the 5th trading day), provide the holder written notice (a “Redemption Notice”) requiring the conversion (at the then applicable Conversion Price) of the lesser of (i) all or a portion of the Series A Preferred Stock and (ii) 30% of the aggregate dollar trading volume of the Parent’s Common Stock during the Determination Period (as such volume is reported by Bloomberg L.P.), on the third (3rd) trading day following the date of the Redemption Notice (the “Redemption Date”). On the Redemption Date, the Corporation shall deliver to the holder certificates evidencing the shares of Parent’s Common Stock issued in satisfaction of the Series A Preferred Stock being redeemed (less the number of shares of Parent’s Common Stock delivered or to be delivered to holder in respect of conversions made by holder during the Determination Period) (see Exhibit C hereto for pictorial representation of redemption criteria).

The Corporation shall not be permitted to give the holder more than one Redemption Notice during any five (5) trading day period, and no more than three (3) Redemption Notices in any calendar month.

(b) Subject to the further provisions of this Section 5, each holder of shares of Series A Preferred Stock shall have the right at any time commencing after the issuance of the Series A Preferred Stock to such holder to convert such shares into fully paid and non-assessable shares of the Parent’s Common Stock (as defined in Section 5(i) below) at the Conversion Price provided in Section 5(c) below. All issued or accrued but unpaid dividends may be converted at the election of the holder simultaneously with the conversion of the Series A Preferred Stock being converted.

Subject to the last sentence of this Section 5(b), no holder of Series A Preferred Stock shall be entitled to convert, nor shall the Corporation require any Holder to accept, pursuant to the terms of this Section 5(a) that amount of the Preferred Stock convertible into that number of shares of Common Stock which would result in the Holder’s beneficial ownership (as defined below) of Parent’s Common Stock being in excess of 4.99% of the outstanding shares of Parent’s Common Stock. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. A Holder of Series A Preferred Stock may void the conversion limitation described in this Section 5(a): (i) upon 75 days prior notice to the Corporation or (ii) upon an Event of Default hereunder. Notwithstanding the immediately foregoing, the Holder shall not, at any time, be required to accept (pursuant to Section 5(a)(ii) hereof) more than an aggregate of forty percent (40%) of the aggregate dollar trading volume of the Common Stock issuable by Corporation to Holder hereunder or under any convertible security issued by Corporation to Holder (the “Forty Percent Limit”). The Forty Percent Limit shall be deemed inclusive of all conversions made by Holder after the delivery to Holder of the Notice of Redemption.

(c) The number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall equal (i) the sum of (A) the Stated Value per share, as amended pursuant to Section 5 hereof, and (B) at the holder’s election, accrued and unpaid dividends on such share, divided by (ii) $6.94 (the “Conversion Price”).

(d) The holder of any certificate for shares of Series A Preferred Stock desiring to convert any of such shares may give notice of its decision to convert the shares into common stock by delivering, along with the certificate(s) representing the shares of Series A Preferred Stock to be converted if requested by the Corporation, an executed and completed notice of conversion (“Notice of Conversion”) to the Corporation or the Corporation’s Transfer Agent (the “Conversion Date”). Each date on which a notice of conversion is delivered or telecopied to the Corporation or the Corporation’s Transfer Agent in accordance with the provisions hereof shall be deemed a Conversion Date. A form of Notice of Conversion that may be employed by a holder is annexed hereto as Exhibit A. The Corporation will cause the transfer agent to transmit the certificates representing the shares of the Parent’s Common Stock issuable upon conversion of the Series A Preferred Stock (and a certificate representing the balance of the Preferred Stock not so converted, if requested by Purchaser) to the holder by crediting the account of the Holder’s prime broker with the Depository

Trust Corporation (“DTC”) through its Deposit Withdrawal Agent Commission (“DWAC”) system within three (3) business days after receipt by the Corporation of the Notice of Conversion and the certificate(s) representing the shares of Series A Preferred Stock to be converted (the “Delivery Date”). The Parent is obligated to deliver to the holder simultaneously with the aforedescribed Common Stock, at the election of the Holder, additional shares of the Parent’s Common Stock representing the conversion at the Conversion Price, of dividends accrued on the Series A Preferred Stock being converted.

The Corporation understands that a delay in the delivery of the Parent’s Common Stock in the form required pursuant to this Section beyond the Delivery Date could result in economic loss to the Holder. In the event that the Corporation fails to direct its transfer agent to deliver the Parent’s Common Stock to the Holder within the time frame set forth in Section 5 and the Common Stock is not delivered to the Holder by the Delivery Date, as compensation to the Holder for such loss, the Corporation agrees to pay late payments to the Holder for late issuance of the Parent’s Common Stock in the form required pursuant to this Section 5 in the amount equal to the greater of (i) $400 per business day after the Delivery Date and (ii) the holder’s actual damages from such delayed delivery. The Parent shall pay any payments incurred under this Section in immediately available funds upon demand and, in the case of actual damages, accompanied by reasonable documentation of the amount of such damages.

In the case of the exercise of the conversion rights set forth in Section 5(a) the conversion privilege shall be deemed to have been exercised and the shares of Parent’s Common Stock issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Corporation or Transfer Agent of the Notice of Conversion. The person or entity entitled to receive Parent’s Common Stock issuable upon such conversion shall, on the date such conversion privilege is deemed to have been exercised and thereafter, be treated for all purposes as the record holder of such Parent’s Common Stock and shall on the same date cease to be treated for any purpose as the record holder of such shares of Series A Preferred Stock so converted.

Upon the conversion of any shares of Series A Preferred Stock no adjustment or payment shall be made with respect to such converted shares on account of any dividend on the Common Stock, except that the holder of such converted shares shall be entitled to be paid any dividends declared on shares of Common Stock after conversion thereof.

The Parent shall not be required, in connection with any conversion of Series A Preferred Stock, and payment of dividends on Series A Preferred Stock to issue a fraction of a share of its Series A Preferred Stock and shall instead deliver a stock certificate representing the next whole number.

(e) The Conversion Price determined pursuant to Section 5(c) shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time (A) declare any dividend or distribution on its Common Stock or other securities of the Corporation other than the Series A Preferred Stock, (B) split or subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock any shares or other securities of the Corporation, then in each such event the Conversion Price shall be adjusted proportionately so that the holders of Series A Preferred Stock shall be entitled to receive the kind and number of shares or other securities of the Corporation which such holders would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series A Preferred Stock been converted immediately prior to the happening of such event (or any record date with respect thereto). Such adjustment shall be made whenever any of the events listed above shall occur. An adjustment made to the Conversion Price pursuant to this Section 5(e)(i) shall become effective immediately after the effective date of the event for the event.

(f) (i) In case of any merger of the Corporation with or into any other corporation (other than a merger in which the Corporation is the surviving or continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock) then unless the right to convert shares of Series A Preferred Stock shall have terminated, as part of such merger lawful provision shall be made so that holders of Series A Preferred Stock shall thereafter have the right to convert each share of Series A Preferred Stock into the kind and amount of shares of stock and/or other securities or property receivable upon such merger by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been convertible by the holder immediately prior to such consolidation or merger. Such provision shall also provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in Section (e) of this Section 5. The foregoing provisions of this Section 5(f) shall similarly apply to successive mergers.

(ii) In case of any sale or conveyance to another person or entity of the property of the Corporation as an entirety, or substantially as an entirety, in connection with which shares or other securities or cash or other property shall be issuable, distributable, payable, or deliverable for outstanding shares of Common Stock, then, unless the right to convert such shares shall have terminated, lawful provision shall be made so that the holders of Series A Preferred Stock shall thereafter have the right to convert each share of the Series A Preferred Stock into the kind and amount of shares of stock or other securities or property that shall be issuable, distributable, payable, or deliverable upon such sale or conveyance with respect to each share of Common Stock immediately prior to such conveyance.

(g) Whenever the number of shares to be issued upon conversion of the Series A Preferred Stock is required to be adjusted as provided in this Section 5, the Corporation shall forthwith compute the adjusted number of shares to be so issued and prepare a certificate setting forth such adjusted conversion amount and the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent for the Series A Preferred Stock and the Common Stock; and the Corporation shall mail to each holder of record of Series A Preferred Stock notice of such adjusted conversion price.

(h) So long as any shares of Series A Preferred Stock shall remain outstanding and the holders thereof shall have the right to convert the same in accordance with provisions of this Section 6 the Corporation shall at all times reserve from the authorized and unissued shares of its Common Stock a sufficient number of shares to provide for such conversions.

(i) Overall Limit on Common Stock Issuable. For so long as the Parent Corporation is subject to the rules of the NASDAQ Smallcap Market or the NASDAQ National Market, the number of shares of Common Stock issuable by the Parent Corporation (the “Parent’s Common Stock”) and acquirable by the Holder under all securities issued by the Company to the Holder, shall not exceed 19.99% of the number of shares of the Parent’s Common Stock issued and outstanding on the date hereof, subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Parent’s Common Stock (the “Maximum Common Stock Issuance”), unless the issuance of shares hereunder in excess of the Maximum Common Stock Issuance shall first be approved by the Corporation’s shareholders. If at any point in time and from time to time the number of shares of Parent’s Common Stock issued pursuant to conversion of the Preferred Stock, together with the number of shares of Parent’s Common Stock that would then be issuable by the Corporation in the event of the conversion or exercise of all other securities issued by the Company of the entire Stated Value of the Preferred Stock, would exceed the Maximum Common Stock Issuance but for this Section, then upon written notice provided by the Holder, which such notice shall not be provided until the Holder has been issued in the aggregate not less than 19.99% of the number of shares of the Parent’s Common Stock issued and outstanding on the date hereof, the Corporation shall promptly call a shareholders meeting to obtain shareholder approval for the issuance of the shares of Common Stock hereunder in excess of the Maximum Common Stock Issuance.

(j) The Corporation shall pay the amount of any and all issue taxes (but not income taxes) which may be imposed in respect of any issue or delivery of stock upon the conversion of any shares of Series A Preferred Stock, but all transfer taxes and income taxes that may be payable in respect of any change of ownership of Series A Preferred Stock or any rights represented thereby or of stock receivable upon conversion thereof shall be paid by the person or persons surrendering such stock for conversion.

6. Voting Rights. The shares of Series A Preferred Stock shall not have voting rights.

7. Events of Default.

The occurrence of any of the following events of default (each, an “Event of Default”) shall, after the applicable period to cure the Event of Default, cause the dividend rate described in Section 3 hereof to become twenty percent (20%) from and after the occurrence of such event until the Holder shall no longer hold the any Preferred Stock, and the Holder shall have the option to require the Corporation to redeem the Series A Preferred Stock held by such Holder by the immediate payment to the Holder by the Corporation of a sum of money equal to 120% of the outstanding Stated Value, plus accrued and unpaid dividends:

7.1 Failure to Make Payment. The Corporation fails to pay any payment required to be paid pursuant to the terms of hereof or the failure to timely pay any other sum of money due to the Holder from the Corporation and such failure continues for a period of five (5) business days after written notice to the Corporation from the Holder.

7.2 Breach of Covenant. The Corporation breaches any material covenant or other term or condition of this Certificate of Designations or the Purchase Agreement in any material respect and such breach, if subject to cure, continues for a period of five (5) days after written notice to the Corporation from the Holder.

7.3 Breach of Representations and Warranties. Any material representation or warranty of the Corporation made herein, in the Purchase Agreement, or in any agreement, statement or certificate given in writing pursuant hereto or in connection therewith shall be false or misleading.

7.4 Receiver or Trustee. The Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

7.5 Judgments. Except for judgments related to obligations of the Parent, which are reflected on the Corporation’s balance sheet, any money judgment, writ or similar final process shall be entered or filed against Corporation or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded or unstayed for a period of forty-five (45) days.

7.6 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Corporation.

7.7 Stop Trade. An SEC stop trade order or Principal Market trading suspension for a period in excess of five (5) business days.

7.8 Default Under Related Agreements. An Event of Default occurs under and as defined in any one or more of the following agreements: that certain Securities Purchase Agreement dated as of the date hereof by and among the Corporation, Parent and Laurus Master Fund, Ltd. (“Laurus’) (the “Preferred Securities Purchase Agreement”); the Warrant dated as of the date hereof made by the Parent in favor of Laurus issued in connection with the sale of the Series A Preferred (the “Preferred Warrant”)or that certain Registration Rights Agreement dated as of the date hereof by and between Parent and Laurus relating to the registration of the common stock of the Parent issuable upon conversion of the Series A Preferred and the Preferred Warrant (the “Preferred Registration Rights Agreement”) (the Securities Purchase Agreement, the Note, the Warrant and the Registration Rights Agreement, Preferred Securities Purchase Agreement, the Series A Preferred,

the Preferred Warrant and the Preferred Registration Rights Agreement, as each may be amended, modified, restated or supplemented from time to time, are collectively referred to herein as the “Related Agreements”) dated as of the date hereof between the Parent and Laurus Master Fund, Ltd. (as the Related Agreements may be amended, modified and supplemented from time to time) which is not cured during any applicable cure or grace period.

8.0. Status of Converted or Redeemed Stock. In case any shares of Series A Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, converted, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock.

In witness whereof, Belcher Capital Corporation. has caused this Certificate to be executed by                                         , this 10th day of February, 2004.

BELCHER CAPITAL CORPORATION

By:

EXHIBIT A

NOTICE OF CONVERSION

(To Be Executed By the Registered Holder in Order to Convert the Series A Convertible Preferred Stock of Belcher Capital Corporation

The undersigned hereby irrevocably elects to convert                      shares of Series A Convertible Preferred Stock of Belcher Capital Corporation and $                     of the dividend due, into shares of Parent’s Common Stock according to the conditions hereof, as of the date written below.

Date of Conversion:

Applicable Conversion Price Per Share:

Number of Parent’s Common Shares Issuable Upon This Conversion:

Signature:

Print Name:

Address:

Deliveries Pursuant to this Notice of Conversion Should Be Made to:

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